Exhibit (a)(19)

To: All Eligible Employees

From: Compchng

Subject: Reminder: November 12 Stock Option Transfer Program Election Deadline

As a reminder, the Stock Option Transfer Program Election Period is scheduled to close on November 12, at midnight New York/Eastern Time (9pm U.S. Pacific Time). You have until that time to make your final participation decision. No elections or withdrawals will be accepted after that time.

You are receiving this message regardless of any election you may have submitted to date. Your participation status, as currently registered, can be viewed on https://stock under the Option Transfer tab. Several resources are available for more information.

[the following paragraph is included in the communication to all eligible employees employed outside the Unites States]

Please note that if you are an employee in Argentina, Brazil, Bulgaria, Chile, Czech Republic, Dominican Republic, Egypt, France, Germany, Guatemala, Indonesia, Kuwait, Latvia, Lebanon, Morocco, Oman, Paraguay, Russia, Turkey or Uruguay electing through the Employee Election Tool, you must complete a two-step election process by submitting a signed and dated confirmation to Mellon Investor Services. This requirement applies to both participation and withdrawal decisions, and these forms must be received by Mellon Investor Services before the election deadline to qualify as a valid election. You may fax forms to Mellon at (201)329-8456.

The Stock Option Transfer Program is completely voluntary. Neither Microsoft nor its Board of Directors makes any recommendation about whether you should participate.

Thank you